

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2011

Via E-mail
Martin A. Mattingly
Chief Executive Officer
Trimeris, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina 27713

> **Re: Trimeris, Inc.**
> **Registration Statement on Form S-4**
> **Amendment no. 1 filed August 23, 2011**
> **File No. 333-175512**

Dear Mr. Mattingly:

      We have reviewed the amendment and response letter each filed August 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 3 and the intention to file the agreement with Cytovance Biologics LLC with the first periodic report filed by the combined company subsequent to the completion of the merger. We also note you do not currently discuss the Cytovance agreement. Please expand the discussion in the prospectus to address the Cytovance agreement and its material terms.

Anticipated Accounting Treatment for Merger, page 17

2. We acknowledge your response to our comment 76. Please revise this disclosure to indicate the acquisition method rather than the purchase method.

"Synageva has not obtained marketing approval…," page 53

3. We have reviewed your response to prior comment 26. On page 196, you disclose that Synageva does not expect to generate any revenue from the direct sale of products for several years, if ever. If true, please expand the discussion to disclose that you do not expect to obtain marketing approval and generate any revenue from the direct sale of SBC-102 for several years, if ever.

The Merger

Background of the Merger, page 62

4. Your response to prior comment 32 provides conclusory statements regarding Item 1.01 of Form 8-K and Item 601(b)(10) of Regulation S-K. Please provide us with a detailed analysis that supports your conclusion as to why you are not required to file the settlement agreement among Trimeris, Roche and Novartis pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please file a copy of this agreement.

5. We have reviewed your response to prior comment 37. Please expand your disclosure on page 69 to disclose that
   • when MTS Health Partners eliminated companies from the list in March 2011, Synageva had not commenced either of its Phase I/II trials and would have been eliminated at that time;
   • Synageva commenced its Phase I/II clinical trials in May 2011; and
   • Trimeris did not reconsider any other companies that did not satisfy the original selection criteria as of March 2011.

6. We have reviewed your response to prior comment 40. We note the description of the Opinion of the Financial Advisor to the Special Committee of the Trimeris Board of Directors prepared by MTS Securities. We further note that MTS Securities reviewed these projections in its financial analysis. Please revise your description to disclose the financial projections used in each analysis performed.

Preliminary Liquidation Analysis, page 86

7. We note your response to comment 45 and reissue the comment in part. As previously requested, please state whether a discount rate of 15% to 25% is consistent with MTS Securities experience in liquidation scenarios. In addition, please explain why it is anticipated that a receiver involved in a situation pertaining to a single product revenue stream from one party would have and continue to have little or no knowledge of the arrangement and would be ineffective in resolving any future conflict. For example, has MTS assumed appointment of a receiver without prior experience and the absence of copies of the relevant agreements. In addition, please clarify the period of time in which

the liquidation is assumed to occur and whether and how a change in the time period affects the discount rate.

Synageva Valuation Analysis, page 87

8. We have reviewed your response to prior comment 47. In response to this comment you reference and provide copies of animal studies, but you do not discuss or refer to any subsequent human trials and the efficacy thereof. You state that you are not aware of any examples where publicly disclosed preclinical efficacy data in animal model of a lysosomal storage disease has failed to predict clinical efficacy in subsequent human trials. Please revise your disclosure throughout the prospectus, including pages 87, 182 and 186, to provide a few examples where publicly disclosed preclinical efficacy data in animal model of a lysosomal storage disease predicted clinical efficacy in subsequent human trials. Alternatively, please revise your disclosure throughout the prospectus to clarify that this is your belief, but are unable to provide an example of such an occurrence.

Synageva's Business, page 179

9. We have reviewed your response to prior comment 65. Please delete the statement, "Synageva believes it has the potential to develop multiple products, each of which has multi-hundred million dollar annual sales potential." This statement does not appear to be appropriate given Synageva's current stage of development and the absence of a basis for the statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Don Abbott, Review Accountant, at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Carl R. Sanchez, Esquire
    Paul, Hastings, Janofsky & Walker LLP
    4747 Executive Drive, 12th Floor
    San Diego, California 92121